Worldwide Webb Acquisition Corp.

770 E Technology Way

Orem, Utah 84097

August 9, 2023

VIA EDGAR

Attention:	Abe Friedman
Doug Jones
Nicholas Nalbantian
Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Worldwide Webb Acquisition Corp.
Registration Statement on Form S-4
Filed May 12, 2023
File No. 333-271894

Ladies and Gentlemen:

This letter sets forth the response of Worldwide Webb Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated June 11, 2023, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4 Filed May 12, 2023

Proxy Statement/Prospectus Cover Page, page ii

1.    Staff’s comment: Please disclose that the Class V Shareholder will control at least 26%, and potentially 51%, of the voting power of the Combined Company. Supplementally provide us with your analysis as to whether the Combined Company will be a “controlled company” under the Nasdaq listing rules.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages ii, 8,15, 33, 49, 51, 77, 86, 231 and 236 of the Revised Registration Statement accordingly.

The Company supplementally advises the Staff that we believe the Combined Company will be a “Controlled Company” under Nasdaq Listing Rule 5615(c), which states that a “Controlled Company” is “a Company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.” In the following circumstances, the total voting rights represented by the Class V ordinary share will increase automatically to 51% of the total issued and outstanding Class A ordinary shares and Class V ordinary shares voting together as a class: (1) a Hostile Change of Control of, or a threat of a Hostile Change of Control of ATI (as such term is defined in the Business Combination Agreement), or (2) the appointment or removal of a director on the Board of the Combined Company. Given the Class V shareholder’s 51% voting power of the Combined Company following the Business Combination for the appointment or removal of a director on the board of the Combined Company, we believe the Company will be a “Controlled Company”. However, the Company currently does not plan to utilize the exemptions afforded to a “Controlled Company” under the Nasdaq listing rules.

Proxy Statement/Prospectus Cover Page, page ii

2.    Staff’s comment: Here and elsewhere you state the Class V Shareholder is NewGen Advisors and Consultants DWC-LLC (“NewGen”). On page 226 you state the Class V ordinary share may be issued only to the Sole Shareholder (that is Venu Kumar), its successors and assigns, as well as any permitted transferees of the Sole Shareholder. Please clarify for us and in the filing who the Class V shareholder is. Also, clarify for us and disclose as appropriate if there is any relationship between Venu Kumar and NewGen and describe the relationship.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12, 150 and 242 of the Revised Registration Statement to clarify that only the Class V Shareholder can hold the Class V ordinary share, that the Class V Shareholder may not transfer the Class V ordinary share to any transferee and any attempted transfer of the Class V ordinary share will be void. The Company has also revised the disclosure on pages 12, 94, 150 and 242 of the Revised Registration Statement to describe the relationship between NewGen and the Sole Shareholder, and supplementally advises the Staff that the Class V share will be held by NewGen, which is owned by a business associate of the Sole Shareholder. The Sole Shareholder does not have ownership in or control of NewGen. NewGen does not derive any economic benefit from such shareholding and will not receive any compensation in connection with its ownership of the Class V share.

Dear Worldwide Webb Acquisition Corp. Shareholders, page iii

3.    Staff’s comment: Here and elsewhere you state after surviving the amalgamation AARK will become a subsidiary of ATI and the Sole Shareholder. Please explain to us how AARK can be a subsidiary of both. Also, explain to us in detail what ownership interests are exchanged in this amalgamation and the amount of the interests held by each party in AARK after the amalgamation is completed. In particular, explain to us who owns the shares of Amalgamation Sub that are automatically converted into AARK shares as stated in the second bullet on page 82 under “Business Combination Consideration.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages iii, viii, 7, 32 and 93 of the Revised Registration Statement to clarify that AARK will be controlled by ATI and owned by ATI and the Sole Shareholder, until the Sole Shareholder exchanges its AARK ordinary shares for ATI Class A ordinary shares pursuant to the AARK Exchange Agreement.

Additional Information, page 3

4.    Staff’s comment: Please also state that the “other publicly available information” includes important business and financial information about the company that is not included in or delivered with the document but is incorporated into the document. Refer to Item 2 of Form S-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Revised Registration Statement accordingly.

Questions and Answers for Shareholders of WWAC, page 6

5.    Staff’s comment: Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 16 and 17 of the Revised Registration Statement accordingly.

What will the corporate structure of ATI be following the Business Combination?, page 8

6.    Staff’s comment: Please revise the second diagram to disclose the percentage ownership/voting power of the identified groups of ATI shareholders assuming no and maximum redemptions. In addition, we note that “the Aeries Holders will retain a direct equity ownership in Aeries in the form of Aeries Shares” and the Sole Shareholder will hold AARK ordinary shares; please revise the diagram to clarify the holdings of the Aeries Holders and the Sole Shareholder in each of the identified entities. Also include the Class V Shareholder in the diagram.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 16 of the Revised Registration Statement accordingly.

What equity stake will current WWAC shareholders and current shareholders of Aeries hold in WWAC immediately after the..., page 13

7.    Staff’s comment: We note your inclusion of a sensitivity analysis showing minimum and maximum redemption rates. Please revise your disclosure to also show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at an interim redemption level. Also revise footnote 4 to disclose that the Class V Shareholder will have 26% of the voting power of the combined company at closing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15 and 16 of the Revised Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus, page 27

8.    Staff’s comment: We note you provide discussion of your historical non-GAAP EBITDA results and EBITDA margins here, and on pages 177 and 189. When discussing these non-GAAP measures, please provide similar discussion of the comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 30, 193, 194 and 206 of the Revised Registration Statement accordingly.

Summary of Material Financial Analyses, page 37

9.    Staff’s comment: We note your disclosure of engaging CVA as a “Financial Advisor.” We also note on page 89 that you engaged Roth Capital Partners, LLC and D.A. Davidson & Co. as capital markets advisors. Please revise to expand your disclosure regarding the role and remuneration of each outside financial advisor. Refer to Item 4(b) of Form S-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 37, 101 and 107 of the Revised Registration Statement accordingly.

Interests of WWAC Directors and Executive Officers in the Business Combination, page 42

10.    Staff’s comment: Please disclose clearly that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other WWAC shareholders experience a negative rate of return in the post-business combination company. Here, in Risk Factors and elsewhere as appropriate, highlight the risk that WWAC’s directors and executive officers, as well as the sponsor and its affiliates, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Revise the seventh bullet to quantify the amount of proceeds currently in the trust account. Revise the opening paragraph to disclose the amount, in the aggregate, that the sponsor and its affiliates have at risk that depends on completion of a business combination. Disclose the percentage of sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 17, 45, 46, 79, 113 and 235 of the Revised Registration Statement accordingly.

11.    Staff’s comment: It appears that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 39 of the Revised Registration Statement accordingly.

12.    Staff’s comment: Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 45 and 113 of the Revised Registration Statement accordingly.

Risk Factors, page 54

13.    Staff’s comment: Please highlight the material risks to public warrant holders, including those arising from differences between the private placement and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure pages 79 and 80 of the Revised Registration Statement accordingly.

14.    Staff’s comment: Disclose the material risks to unaffiliated investors presented by taking Aeries public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has added a new risk factor that addresses the material risks to unaffiliated investors presented by taking Aeries public through a merger rather than an underwritten offering on pages 80 and 81 of the Revised Registration Statement.

Background to the Business Combination, page 87

15.    Staff’s comment: Please elaborate upon the content of the technical due diligence report on Aeries.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 100 of the Revised Registration Statement accordingly.

Aeries Projected Financial Information, page 94

16.    Staff’s comment: Please explain why Aeries chose to present projections based upon only a two-year period.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 105 of the Revised Registration Statement accordingly.

17.    Staff’s comment: Please revise to discuss whether and how performance for the fiscal year ended March 31, 2023, has differed compared to estimated results and explain the reason(s) for any differences in performance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 106 and 107 of the Revised Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information Notes to Unaudited Pro Forma Condensed Combined Financial Information Note 1 - Description of the Business Combination, page 144

18.    Staff’s comment: We note you determined WWAC to be the accounting acquirer based on its ability to control the board of directors of AARK. Please provide us a detailed analysis in making this determination. In doing so, tell us your consideration of the following factors:

•

The ability of WWAC to effectively control the board of directors, considering the Class V share will have 51% of all votes in the event of an extraordinary event, which paragraph 22.2 of the Amended and Restated Articles of Association of Aeries Technology, Inc (Annex E) includes a scenario where management “seeks a seat on the Board of Directors of the Company when such candidacy is not endorsed by existing members of the Board of Directors,” noting the chairman of the board is the Class V shareholder.

•	If significant decisions of the entity are made at the board of directors level.

•	The period of time which WWAC will be able to control the board of directors considering the change in voting interests subsequent to the exchange agreement.

•	Consideration of substantive participating rights of the AARK shareholder.

•

The risk factor on page 13 states management of Aeries will become the management of ATI. In the same risk factors, it appears representatives of AARK and Aeries and their appointees will have the majority of the members of the ATI board.

•

The post exchange table on page 15 indicates the Sole Shareholder of AARK (who is Venu Kamar, Chairman of and majority shareholder in Aeries) and Exchanging Aeries Holders combined will own the majority of outstanding ATI ordinary shares.

•	Disclosures on pages 48, 74 and 111 of the concentration of voting control with the Class V Shareholder.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the initial determination of WWAC as the accounting acquirer and AARK as the accounting acquiree was based on the application of U.S. GAAP and guidance in ASC 805 and ASC 810 and the assessment of which party has controlling financial interest in AARK. Upon further, holistic consideration of a variety of factors as discussed below, the Company revised its determination of the accounting acquirer. The Company determined that this transaction is in substance a reverse recapitalization with AARK being the accounting acquirer. In line with the revised determinations, the Company has amended its disclosures on pages 48, 52, 115, 161 and 206 of the Revised Registration Statement.

The above conclusion was arrived at upon further consideration in accordance with sub-topic 805 – Business Combinations. The Company notes that WWAC is a blank check company and accordingly, does not meet the definition of a business in line with subtopic ASC 805. Further, the owners and management of AARK are expected to have effective operating control of the Combined Company after the transaction. Management considers the accounting for such a capital transaction, whereby AARK issues stock for the net assets of WWAC, accompanied by a recapitalization, as identical to that resulting from a reverse acquisition with certain limited exceptions. The Company considered the factors in paragraphs 805-10-55-11 through 805-10-55-15 in determining the accounting acquirer. It should be noted that ASC 805 does not provide a hierarchy to explain how to assess factors that influence the identification of an accounting acquirer in a business combination, effectively concluding that no single criterion is more significant than any other. ASC 805-10-55-10 specifies that the guidance in ASC 810-10 should be used to determine the acquirer. ASC 810-10 states that the usual condition to have a controlling interest is to have the majority of the voting interest in an entity. However, ownership of more than 50% of the voting rights in the combined entity should not be considered a presumptive factor in determining the accounting acquirer. If the determination of the acquiring entity (the controlling entity) is not clearly indicated (i.e., the acquirer is not “obvious”) then the guidance in ASC 805-10-55-11 through ASC 805-10-55-15 must be considered in order to determine the accounting acquirer. An evaluation of this guidance is expounded below.

• The ability of WWAC to effectively control the board of directors, considering the Class V share will have 51% of all votes in the event of an extraordinary event, which paragraph 22.2 of the Amended and Restated Articles of Association of Aeries Technology, Inc (Annex E) includes a scenario where management “seeks a seat on the Board of Directors of the Company when such candidacy is not endorsed by existing members of the Board of Directors,” noting the chairman of the board is the Class V shareholder.

Firstly, we would like to respectfully clarify that the Chairman of the Board of the Combined Company will be Mr. Venu Raman Kumar (and not the Class V shareholder), who is presently the Sole Shareholder of AARK.

Management considered the guidance under ASC 805-10-55-12c and noted that, upon consummation, while public shareholders of WWAC will hold the majority of Class A ordinary shares of the Combined Company prior to any exchanges pursuant to the Exchange Agreements, AARK’s management is expected to have operating control of the Combined Company. Pursuant to Section 2.3(a)(i) of the Business Combination Agreement, the board composition of the Combined Company shall be as follows:

•	Class I consisting of three directors

•	Class II consisting of two directors

•	Class III consisting of two directors

The Class I directors will be Sudhir Appukuttan Panikassery (CEO of Combined Company and former CEO of Aeries Technology), Venu Raman Kumar (Sole Shareholder of AARK), and Daniel S. Webb (Chief Investment Officer of the Combined Company). Class I directors are designated by the parent entity (WWAC, as defined in the agreement) in accordance with the Business Combination Agreement. AARK is expected to identify four independent directors (Class II and Class III) who meet the standards of independence for companies subject to the rules and regulations of Nasdaq and provide oversight in the functioning of the Combined Company’s operations. As such, the Sole Shareholder AARK can elect a majority of the members of the governing body of the Combined Company at the closing of the Business Combination. Additionally, two of the three directors of AARK’s board of directors will be selected from the board of directors of the Combined Company.

In respect of the Class V shareholder rights, the Company notes that such arrangement is primarily intended to serve as a protective measure to protect the interest of shareholders, in the event of certain events, including a hostile takeover or the appointment or removal of directors, during which time the total voting rights represented by the Class V ordinary share will increase automatically to 51% of the total issued and outstanding Class A ordinary shares and Class V ordinary shares voting together as a class.

• If significant decisions of the entity are made at the board of directors level.

Pursuant to paragraphs 55 and 56 of the Constitution of AARK (see Annex F of the Registration Statement), the board shall have the authority to make all significant decisions related to the day-today operations of AARK. The board of AARK comprises three directors, two of which shall be nominated by the four (out of seven) independent directors to serve on the board of the Combined Company.

• The period of time which WWAC will be able to control the board of directors considering the change in voting interests subsequent to the exchange agreement.

The owners of AARK are expected to have control of the Combined Company before the exchange agreement via board control and subsequent to the exchange agreement via holding a majority of the voting rights, which is expected to be the case in the minimum, interim and maximum redemption scenarios.

• Consideration of substantive participating rights of the AARK shareholder.

Please refer to the response to the first bullet point above for details of management’s considerations of the above.

• The risk factor on page 13 states management of Aeries will become the management of ATI. In the same risk factors, it appears representatives of AARK and Aeries and their appointees will have the majority of the members of the ATI board.

Management considered the guidance under ASC 805-10-55-12d, and noted that AARK’s executive team will make up the executive team of the Combined Company. Please refer to the section “Management of ATI following the Business Combination” in the S-4 for details of these officers.

• The post exchange table on page 15 indicates the Sole Shareholder of AARK (who is Venu Kamar, Chairman of and majority shareholder in Aeries) and Exchanging Aeries Holders combined will own the majority of outstanding ATI ordinary shares.

Management considered the guidance under ASC 805-10-55-12a, and noted that at consummation of the transaction, a majority of the Class A ordinary shares of the Combined Company will be held by public shareholders of WWAC. Pursuant to the exchange agreements, from and after April 1, 2024 and subject to certain exercise conditions, the Combined Company shall have the right to purchase from any shareholder the Aeries Shares or AARK Ordinary Shares held by such shareholder (the “Exchanged Shares”) in exchange for the delivery of Class A ordinary shares of Aeries Technology, Inc. In addition, each shareholder of Aeries and AARK ordinary shares shall be entitled to deliver Exchanged Shares in exchange for the delivery of Class A ordinary shares of Aeries Technology, Inc. The Company agrees with the Staff’s comment that post exchange, the owners of AARK will own the majority of outstanding ATI ordinary shares.

• Disclosures on pages 48, 74 and 111 of the concentration of voting control with the Class V Shareholder.

Refer to the response to the first bullet point above for details of management’s considerations of the above.

In addition to the points raised by the Staff in the comments above, we note the following additional factors from ASC 805 that were evaluated by us:

•

In consideration of ASC 805-10-55-13, we noted WWAC’s assets are represented by deposits in a trust fund account that are solely to be applied towards a business combination subject to redemptions. AARK represents an operating entity (group) with operating assets, revenues and earnings significantly larger than WWAC. Hence this factor points to AARK being larger entity and thus, the accounting acquirer.

•

AARK has never been a publicly traded entity; therefore, the fair value of its equity is less objectively determinable. However, the transaction is based upon an estimated pre-money equity valuation of $349 million, and the ranges of acquisition consideration (assuming either minimum, medium, and maximum redemption of common stock by WWAC shareholders) are greater than WWAC’s market capitalization. Therefore, since AARK is the combining entity that transfers a premium over the precombination fair value of WWAC, the Company believes this factor points toward AARK being the accounting acquirer.

In accordance with the above assessment, it was thus determined that AARK is the accounting acquirer.

Note 2 - Unaudited Pro Forma Condensed Combined Balance Sheet adjustments, page 147

19.    Staff’s comment: Please explain to us and disclose as appropriate your accounting for the Bonus Shares and Extension Shares referred to in note (j) and how you determined the value of them.

Response:

Background

Per the Business Combination Agreement, immediately following, and substantially concurrently with, the closing of the Business Combination, the outstanding Class A ordinary shares of the Company that are not redeemed prior to the Closing Date will be converted into an equal number of Class A ordinary shares plus up to an additional 3,750,000 Class A ordinary shares (“Bonus Shares”) of the Company in aggregate at no additional cost to Shareholders. Included in the Bonus Shares Pool are Extension Shares which are to be issued in connection with amending Parent’s Governing Documents to give effect to any Parent Extension Proposal that is approved by Parent Shareholders.

On June 30, 2023, WWAC, Amalgamation Sub, and AARK entered into Amendment No. 1 to the Agreement (the “First Amendment”) to, among other things, provide that 50,000 bonus shares will be issued to certain employees of AARK, and that any remaining bonus shares after applying the pro rata reduction percentage will be issued to the Chief Executive Officer and Chairman of the Company (as defined in the Agreement) in equal shares instead of being added to the pool of awards available under the 2023 Equity Incentive Plan.

Accounting Consideration

The Company considered whether the granting of the Bonus Shares and Extension Shares to existing Public Shareholders should be accounted for as a stock dividend or as a stock split. ASC 505-20-25-3 through ASC 505-20-25-6 states that if the number of shares granted to shareholders is greater than 20 to 25% of the number of shares outstanding prior to the distribution, the issuance of common shares should be accounted for as a stock split. In both the minimum and maximum redemption scenarios, the number of Bonus Shares and Extension Shares issued is greater than 25% of the number of shares outstanding prior to distribution. In addition, the par value of the shares will not be effected by the issuance of the Bonus and Extension Shares. As such, the Company accounted for the issued shares as a stock split without a change in par value by charging additional paid-in capital and an offsetting credit to par value for the newly issued shares.

Additionally, in relation to the 50,000 Bonus Shares to be granted to AARK employees pursuant to the “First Amendment”, it has been preliminarily concluded that these Bonus Shares will be expensed. The allocation of Bonus Shares to holders of Class A Stock was designed to minimize redemptions. However, the shares to be granted to AARK employees are not subject to redemption, thus the Bonus Shares allocated to these holders is presumed to be non-cash compensation. This treatment is based on preliminary interpretation of Staff Accounting Bulletin “SAB” Topic 5.T. The pro forma financials reflect the issuance of the 50,000 bonus shares to AARK employees as expense at fair value with a corresponding decrease to accumulated deficit and increase to additional paid-in-capital.

Note 4 - Net income (loss) per share, page 150

20.    Staff’s comment: Please tell us your consideration of providing “Pro Forma weighted-average common shares outstanding-basic and diluted” utilizing shares outstanding subsequent to the Exchange Agreement, as it appears the number of shares outstanding may significantly increase post exchange.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Note 4 on page 163 and 164 to clarify that the shares to be issued pursuant to the Exchange Agreements are not included in pro forma weighted-average common shares outstanding.

Background

In conjunction with the BCA, AARK, WWAC, ATGBA, and the existing shareholders of Aeries and AARK entered into the Exchange Agreement, which provides for certain call and put exchange procedures. The Exchange Agreement represents an equity contract on the noncontrolling interest of AARK (i.e., shares not exchanged by AARK holders at the time of closing of the business combination).

The noncontrolling interest is considered redeemable (“Redeemable Noncontrolling Interest” or “NCI”) and the Company analyzed the NCI under ASC 480, Distinguishing Liabilities from Equity, to determine whether the NCI will be classified as a liability in the Company’s Consolidated Balance Sheet. Consistent with the guidance provided in ASC 480-10-25-7, because the NCI will be redeemed only upon the occurrence of a conditional event(s) (i.e., at the option of Aeries, AARK, and Aeries Technology, Inc Shareholders), the NCI will not meet the definition of a mandatorily redeemable instrument. However, the Company also considered ASC 480-10-S99-3A, which requires that securities with redemption features that are not solely within the control of the issuer be classified outside of permanent equity in mezzanine (or temporary equity). As a result, upon closing of the acquisition, the Company will classify the NCI in mezzanine equity and measure it at its redemption price consistent with the guidance provided in ASC 480-10-S99-3A.

EPS considerations

In calculating the Pro Forma weighted-average common shares outstanding-basic and diluted, the Company excluded from the numerator (both basic and diluted) net income attributable to noncontrolling interest in subsidiaries, in accordance with the guidance in ASC 260-10-45-11A. As such, although the number of shares outstanding may significantly increase post exchange, the numerator of the EPS calculation excludes income allocated to NCI holders. If all rights under the Exchange Agreement are exercised, an additional 34,554,455 ATI Class A ordinary shares will be outstanding under all redemption scenarios. Additionally, upon execution of the Exchange Agreement, the numerator in the earnings per share calculation will no longer need adjustment for the exclusion of net income attributable to noncontrolling interest.

Conflicts of Interest, page 161

21.    Staff’s comment: We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: Supplementally, the Company informs the Staff that the Sponsor, Anchor Investors, directors and officers who waived their redemption rights in connection with the WWAC IPO were not provided any consideration in exchange for such waiver. Revised disclosure containing this information is provided on pages 26, 46, 90, 114, 177 and 178 of the Revised Registration Statement.

Information About Aeries, page 177

22.    Staff’s comment: We note your disclosure on page 61 that five clients accounted for 65% of Aeries’s revenue for the nine months ended December 31, 2022. Please include similar disclosure in this section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 193 of the Revised Registration Statement accordingly.

23.    Staff’s comment: Please disclose the total number of employees and total number of full-time employees that work at the company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 193 of the Revised Registration Statement accordingly.

Solutions We Offer, page 180

24.    Staff’s comment: Please provide additional details regarding how AI allows you to “improve operations and generate higher revenue”.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 198 and 199 of the Revised Registration Statement accordingly.

Our Commitment to ESG

Environmental, page 184

25.    Staff’s comment: We note your disclosure that Aeries conducts its business in “a sustainable manner.” Please provide additional details on the nature of your policies that make the your business sustainable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 200 and 201 of the Revised Registration Statement accordingly. In addition, the Company attached the Aeries ESG Guidelines as Appendix A to this letter as a reference for the Staff.

Intellectual Property, page 185

26.    Staff’s comment: We note your disclosure that the company is developing “new ideas” and “developing intellectual property,” as well as that you have tools protected by “copyright registrations in various jurisdictions,” but the disclosure in this section does not appear to reflect such intellectual property. Please revise to clarify these apparent discrepancies.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 202 of the Revised Registration Statement accordingly.

Aeries’ Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 188

27.    Staff’s comment: You state that the company faces exposure to inflationary pressures, such as on page 62 with respect to wage inflation and on page 191 with respect to general inflationary pressures. Please expand your disclosure here to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 206 of the Revised Registration Statement accordingly.

Aeries’ Management’s Discussion and Analysis, page 193

28.    Staff’s comment: When discussing changes period over period, please quantify material factors cited so that investors may understand the magnitude and relative impact of each factor. For example, in discussing your revenue, provide quantification of increases attributed to your new versus existing clients. Other areas of focus are the factors cited in your analysis of gross profit and related margin and net cash provided by operating activities for the annual period. Refer to Item 303(b) of Regulation S-K and section 501.04 of our Codification of Financial Reporting Policies.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 208, 209 and 211 of the Revised Registration Statement accordingly.

29.    Staff’s comment: Please discuss the reason(s) for the variance in the effective income tax rates for the periods presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the variance in the effective tax rate for the year ended March 31, 2023 as compared to 2022 can be attributed to the reconciliation items enlisted in Note 13 on page F-70. The reasons for the variance in the effective income tax rates for the periods presented include:

1.	The amount of non-deductible expenses has increased by $0.2 million in 2023 as compared to 2022, due to the disallowance of transaction related expenses incurred

2.	The amount of valuation allowance has increased by $0.2 million in 2023 as compared to 2022 due to the absence of future deductible temporary differences

3.	The amount of reversal of deferred tax asset / liability has increased by $0.2 million in 2023 as compared to 2022 due to differences in the amount of GAAP adjustments

4.	The amount of adjustments for changes in rates due to different tax jurisdictions is reduced by $0.3 million in 2023 as compared to 2022

Based on the above, given a higher amount of non-deductible expenses coupled with higher reversal of deferred tax asset/liabilities, increased valuation allowance and reduced adjustments for changes in rates due to different tax jurisdictions, the ETR was at the higher side in the year ended March 31, 2023 in comparison to March 31, 2022.

Beneficial Ownership of Securities, page 219

30.    Staff’s comment: We note that Daniel S. Webb, Terry Pearce and Tony Pearce are the beneficial owners of the Sponsor; please revise to include the 4,500,000 ordinary shares owned by the Sponsor as holdings of Terry Pearce and Tony Pearce (as you do for Mr. Webb), or tell us why it is appropriate to attribute them only to Mr. Webb. If known, revise footnote 6 to disclose the natural persons with voting and/or investment power over Sea Otter Advisors LLC.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 235 and 236 of the Revised Registration Statement accordingly. The Company supplementally advises the Staff that the natural person(s) who has or have voting and/or investment power over Sea Otter Advisors LLC are not known to the Company.

31.    Staff’s comment: You disclose that the table reflects holdings of ordinary shares, however it does not appear to include the Class V ordinary share. Please revise accordingly. Also revise to clarify whether the holdings prior to the Business Combination are of Class A or Class B ordinary shares. Further revise to indicate which holdings represent ordinary shares into which outstanding convertible securities may convert with 60 days.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 235 and 236 of the Revised Registration Statement accordingly.

Enforceability of Civil Liabilities, page 244

32.    Staff’s comment: We note that a number of the executives of the company are located in India. Please address the challenges of bringing actions and enforcing judgments/liabilities against individuals (i.e., it will be much more difficult to take these actions) located in India. Furthermore, please ensure that the officers and directors of WWAC are also included in the enforceability of civil liabilities disclosure in this section and the rest of the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 254, 255 and 256 of the Revised Registration Statement accordingly.

AARK Singapore PTE. LTD. and Its Subsidiaries

Interim Period Financial Statements

Notes to Condensed Carve-out Consolidated Financial Statements

Note 7. Income Taxes, page F-68

33.    Staff’s comment: The effective tax rates stated here do not appear to be consistent with what is reported on the statements of operations. Please revise as appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the interim financial statements are excluded from the Revised Registration Statement. However, please see the FY22 effective tax rate on page F-70 of the Revised Registration Statement, which is consistent with the effective tax rate reported on the statement of operations of the Revised Registration Statement.

Note 10. Leases, page F-72

34.    Staff’s comment: Please provide the disclosure required by ASC 842-20-50-4g.1

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-76, F-77 an F-78 of the Revised Registration Statement accordingly.

General

35.    Staff’s comment: We note your disclosure on page 168 that the underwriters from WWAC’s initial public offering have resigned and withdrawn from their role in the Business Combination and have waived the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please identify these underwriters. Disclose how this waiver was obtained, why the waiver was agreed to, and clarify WWAC’s current relationship with the underwriters.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 84, 85 and 186 of the Revised Registration Statement accordingly.

36.    Staff’s comment: Please describe what relationship existed between the underwriters and WWAC after the close of the initial public offering, including any financial or merger-related advisory services conducted by the underwriters, and whether the underwriters had a role in the identification or evaluation of business combination targets. Disclose whether the underwriters were involved in the preparation of any disclosure that is included in the proxy statement/prospectus, including any analysis underlying disclosure in the document. Further, state if true that the underwriters claim no role in the Business Combination and affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 84, 85 and 186 of the Revised Registration Statement accordingly.

37.    Staff’s comment: Please tell us whether you are aware of any disagreements with the underwriters that resigned regarding the disclosure in your filing. Include risk factor disclosure that clarifies that the underwriters were to be compensated, in part, on a deferred basis for its underwriting services in connection with WWAC’s initial public offering, such services have been rendered, and the underwriters are waiving such fees and disclaiming responsibility for the registration statement. Clarify the unusual nature of such a fee waiver and its impact on the evaluation of the business combination. Disclose whether the underwriters provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why the underwriters waived deferred fees, please indicate so in your filing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 84, 85 and 186 of the Revised Registration Statement accordingly.

38.    Staff’s comment: We note that the F-pages contain a few references to a “Forward Purchase Agreement.” However, we do not see equivalent disclosure in the rest of the registration statement. Please clarify this discrepancy.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to delete the erroneous references to a Forward Purchase Agreement.

39.    Staff’s comment: We note disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third-party data you cited, provide the consent of the third party in accordance with Rule 436.

Response: The Company acknowledges the Staff’s comment and supplementally informs the Staff that none of the market, industry and other data in the proxy statement/prospectus was commissioned by the Company. The market, industry or other data contained in the registration statement are from publicly available sources. Supplementally the Company provides the following calculation and sources referenced in the Staff’s comment:

1.	Calculation of the Aeries Total Available Market (TAM), which is $420 billion from a top-down approach and $504 billion from a bottom-up perspective:

BOTTOM-UP TAM	Portfolio Companies of PE Firms	Total Portfolio Companies	16,000
		Average Contract Value	$2.1 million

		TAM	$34 billion
	Mid-Market Companies	Total mid-market companies	184,000
		Average Contract Value	$2.1 million

		TAM	$386 billion

	COMBINED BOTTOM-UP TAM		$420 billion

TOP-DOWN TAM	Global IT Spend		$5.3 trillion
	USA as percentage of Global IT Spend		$1.8 trillion
	USA - S/W & IT Spend		$900 billion
	IT Business Spend		$504 billion

2.	Sources for the bottom-up and top-down TAM calculations:

a.

EY - AIC PE Economic Contribution Report May 2021 (see page 3 of this report, which stated that “In 2020, the US private equity sector included approximately 4,500 private equity firms and 16,000 PE-backed companies.”);[1]

[1]	This report can be accessed at: https://www.investmentcouncil.org/wp-content/uploads/ey-aic-pe-economic-contribution-report-final-05-13-2021.pdf.

b.	CompTIA’s IT Industry Outlook Report 2022 (see pages 15-16 of this report. The data from these pages was used to calculate the top-down TAM);[2] and

c.

The estimated number of total mid-market companies was calculated from the number of 200,000 middle-market companies from the entry of “middle-market company” on Wikipedia[3], deducted by the 16,000 private equity portfolio companies.

None of the source information was commissioned by the Company for the purpose of citing such information in the Registration Statement and using it in connection with the Registration Statement and/or the transaction and as such, no consents of such third parties are required to be filed with the Registration Statement. Further, all such information derives from studies and reports that are non-commissioned publicly available information which is accessible on the internet. Therefore, the Company respectfully responds that no third party consent is required to be filed under Rule 436.

40.    Staff’s comment: Please provide additional disclosure regarding the anticipated PIPE investment(s).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages ii, iv, ix, 4, 7, 15, 16, 17, 32, 34, 40, 96, 116, 151, 152, 153, 162, 236 and 259 of the Revised Registration Statement accordingly.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Debbie P. Yee of Kirkland & Ellis LLP at (713) 836-3600 with any questions or further comments regarding the responses to the Staff’s comments.

[2]	This report can be accessed at: https://comptiacdn.azureedge.net/webcontent/docs/default-source/research-reports/comptia-it-industry-outlook-2022_fin.pdf?sfvrsn=8e44dcc3_0.
[3]	The Wikipedia entry can be accessed at: https://en.wikipedia.org/wiki/Middle-market_company#:~:text=The%20definition%20is%20defined%20in,major%22%20credit%2Drating%20agencies.

Sincerely,

WORLDWIDE WEBB ACQUISITION CORP.

By:	/s/ Daniel S. Webb

Name: Daniel S. Webb Title: Chief Executive Officer, Chief Financial Officer & Director

CC:	Debbie P. Yee, Kirkland & Ellis LLP

Lance K. Hancock, Kirkland & Ellis LLP

Appendix A

Aeries ESG Guidelines

AERIES ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) GUIDELINES

1.	Introduction

Aeries Technology is a global professional and management services partner offering a range of management consultancy services for private equity sponsors and their portfolio companies with engagement models that are designed to provide a mix of deep vertical specialty, functional expertise, and digital systems and solutions to scale, optimize and transform a client’s business operations.

2.	Scope

The ESG Guidelines are applicable to our employees, customers, key stakeholders associated with us and third-party service providers to the extent possible. This policy shall apply to our operations and all the products in consideration or offered by us following the date hereof, and will be interpreted in accordance with local, state and national laws and regulations.

3.	ESG Vision

Company consider its key ESG issues relate to the following:

•	Wellbeing and development of our employees.

•	Trust of our clients; providing privacy and security of their information.

•	Managing and influencing ESG issues in our supply chain.

•	Environmental impact of our services, especially with regards to energy management and water wastage management and paper use.

•	Systemic Risk Management.

4.	Wellbeing and development of our employees

The recruitment, retention and development of talented individuals is key to the ongoing success and growth of our business. Induction training provides new employees with health and safety awareness and familiarisation with our business. Company also sponsors professional qualifications and provides tailored skills training to support employees with fulfilling their roles and their personal development.

Company has implemented a range of supporting policies to ensure that our people are provided with a safe, secure and attractive working environment.

These policies include:

•	Sexual Harassment Policy.

•	Employee Code of Conduct which includes providing equal opportunities.

•	Maternity, paternity, and adoption leave policies.

5.	Trust of our clients and security of their information

Our business fundamentally depends on building and maintaining the trust that our clients have in us, both in the integrity of our work and in the security of client information which we handle. In order to support this, Company has implemented Employee Code of Conduct which includes anti-corruption, anti -money laundering and anti-bribery policies. All key suppliers are required to sign our commercial agreement which defines client confidentiality requirements. Company is fully ISO27001 (Information Security) accredited and procedures with regards to information security continue to be maintained to the highest standard.

6.	Environmental impact of our operations

We encourage our customers to reduce their impact on the environment. We actively promote the approach of “printing more efficiently by printing less”. We seek to comply with environmental legislation and work to minimise the impact of our activities on the environment by:

•	Reducing waste including water wastage.

•	Encouraging our employees to reduce energy consumption within the office environment; and

•	Using energy efficient off-site servers where practicable.

7.	Our community

Company supports local events and charities through financial support and contribution of staff time. Examples of the support we have provided include:

•	Donations to charities

•	Corporate Social Responsibility activities

8.	Implementation of the ESG Policy

Active participation and engagement at all levels of the business is of great importance to ensure ownership of ESG by all staff. As a minimum, Company endeavours to maintain compliance with legislative requirements. Company will ensure that this policy is reviewed and updated, if necessary, at least annually.

9.	Integrating ESG Criteria in our Operations.

At the organizational level it would further imply that we will:

i.	ensure fair recruitment process which helps identify and hire people with the right values.

ii.	treat all employees and third-party service providers fairly and respect their dignity, well-being and diversity.

iii.	not employ or make use of child labour and forced labour of any kind.

iv.	pay wages which meet or exceed the legal minimum wages.

v.	facilitate various learning and development interventions, whenever deemed appropriate and necessary towards the implementation of this ESG Policy.

vi.	provide safe and healthy working conditions to all the employees and contractors employed by us.

vii.	assess the health and safety risks arising from work activities and take appropriate actions to eliminate or reduce risks to health and safety of the workers and all those employed.

viii.	promote and adopt energy efficient technology and equipment in our day-to-day operations.

ix.	engage with all our stakeholders, both internal as well as external, at regular intervals, in a constructive manner.

x.	use effective systems of internal control and risk management covering all significant ESG aspects.

xi.	promote best practices and uphold high standards in relation to corporate governance including transparency, honesty, integrity, fair working conditions, diligence and ethics in all business dealings.

xii.	prohibit contributions to political parties or political candidates, where these could constitute conflicts of interest.

xiii.

monitor, evaluate, and enhance the ESG performance with respect to environmental consciousness, financial sustainability and improved governance, through appropriate performance indicators; and ensure that stakeholder grievances are addressed satisfactorily.

10.	Stakeholder Engagement

Constructive communication with internal and external stakeholders is an important exercise which helps companies convey their ESG commitments for long-term value creation and building a mutual understanding of the ESG strategy. Stakeholder consultations will also help in the identification of their interests and expectations from us, which will form an important component of our strategy-making process. We will engage with all our stakeholders, to work in collaboration to achieve our ESG commitments while benefitting them. This is with respect to sustainability policy towards client dedicated facilities, IT procurement and day to day operations.